UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2017

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 3.1 to this Report on Form 6-K are the Articles of Association of Zealand Pharma A/S, or the Company.

Warrant Exercise

On November 20, 2017, the Company has increased its share capital by a nominal amount of DKK 2,500 divided into 2,500 new shares with a nominal value of DKK 1 each. The increase is a consequence of the exercise of warrants granted under one of the Company’s employee warrant programs.

The exercise price was DKK 87.45 per share, and the total proceeds to the Company from the capital increase amounted to DKK 218,625.00.

The new shares will be listed on Nasdaq Copenhagen after registration of the capital increase with the Danish Business Authority. Following registration of the new shares, the share capital of the Company will be nominal DKK 30,751,327 divided into 30,751,327 shares with a nominal value of DKK 1 each.

The amendment to the Company’s Articles of Association resulting from the share capital increase has today been registered with the Danish Business Authority and is included as Exhibit 3.1 hereto and incorporated by reference herein

Exhibits

Reference is made to the Exhibit Index included hereto.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom

	Name:	Mats Blom
	Title:	Chief Financial Officer

Date: November 20, 2017

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EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Association.

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